UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

ICON Cash Flow Partners L.P. Seven
(Name of Subject Company)

ICON Cash Flow Partners L.P. Seven
(Name of Person(s) Filing Statement)
Units of Limited Partnership Interests
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)

Joel S. Kress
Senior Vice President and General Counsel
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011
(212) 418-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Deborah Schwager Froling, Esquire
Arent Fox PLLC
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 857-6075
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose of this amendment is to amend and supplement Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2006, as amended by Amendment No. 1, filed with the SEC on June 7, 2006 and Amendment No. 2, filed with the SEC on June 13, 2006 (collectively, the “Schedule 14D-9”) previously filed by ICON Cash Flow Partners L.P. Seven (the “Partnership”).
     All of the information in the Schedule 14D-9 is incorporated in this Amendment No. 3, except that such information is hereby amended or supplemented to the extent specifically provided herein. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
     The first paragraph of Item 8 on page 7 of the Schedule 14D-9 is amended and supplemented by adding the following sentence after the last sentence of such paragraph:
     “An assignment of the Units without a transfer of the underlying voting rights or admission as a Substitute Limited Partner will have the same potential effect on the Partnership’s taxable year and status as a partnership for federal income tax purposes as an assignment with an admission as a Substitute Limited Partner and therefore, to the extent that more than 49% of the Units are tendered in the Offer, the Partnership would not recognize more than 49% of those assignments in any twelve month period so as to avoid the adverse tax effects on the Partnership.”
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following hereto:

Exhibit No.	Description

(a) (3)	Letter to Holders of Units of the Partnership, dated June 21, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.
     Date: June 21, 2006

ICON CASH FLOW PARTNERS L.P. SEVEN
By:	ICON CAPITAL CORP., its General Partner

By:	/s/ Thomas W. Martin
Chief Operating Officer

INDEX OF EXHIBITS

Exhibit No.	Description

(a) (3)	Letter to Holders of Units of the Partnership, dated June 21, 2006